Exhibit 12.1

TransMontaigne Partners L.P. and subsidiaries
Calculation of Ratio of Earnings to Fixed Charges
(Dollar amounts in thousands)

	Six Months
	Ended	Year Ended December 31,
	June 30, 2016	2015	2014	2013	2012	2011
Earnings:
Net earnings	$19,020	$41,689	$32,463	$34,726	$38,572	$46,520
Add: Fixed charges	6,277	9,491	9,022	8,406	4,353	4,691
Add: Amortization of capitalized interest	49	125	156	—	84	78
Subtract: Capitalized interest	(132)	(162)	(1,397)	(3,580)	(275)	(752)
Subtract: Equity earnings of equity investees	(3,980)	(11,948)	(4,443)	321	(558)	(113)
Add: Distributed income of equity investees	8,206	19,649	10,053	1,467	1,435	852
Total adjusted earnings	$29,440	$58,843	$45,854	$41,340	$43,612	$51,276

Fixed charges:
Interest expense	$5,160	$7,396	$5,489	$2,712	$2,877	$2,458
Capitalized interest	132	162	1,397	3,580	275	752
Interest component of rents	575	1,159	1,161	1,139	434	426
Amortization of deferred financing costs	410	774	975	975	767	1,055
Total fixed charges	$6,277	$9,491	$9,022	$8,406	$4,353	$4,691

Ratio of earnings to fixed charges:	4.7	6.2	5.1	4.9	10.0	10.9